Wachovia Capital Markets, LLC
301 South College Street
Charlotte, NC 28288

June 27, 2005

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn:	John Fieldsend

	Re:	Volcom, Inc. Registration Statement on Form S-1 (File No. 333-124498)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as representatives of the several underwriters of the proposed initial public offering by Volcom, Inc. (the “Issuer”) pursuant to the above-referenced Registration Statement, hereby join in the Issuer’s request that the effective time of the above-referenced Registration Statement be accelerated so that it will become effective at 4:00 p.m., Eastern Time, on June 29, 2005, or as soon as thereafter practicable.

Pursuant to Rule 460 under the Securities Act, the following information is provided with respect to the distribution to date of the preliminary prospectus dated June 16, 2005:

Number of Copies	To Whom Distributed
3,920	Underwriters
26	Dealers
1,718	Institutions
3,446	Others

9,110	Total

Securities and Exchange Commission
Division of Corporate Finance
June 27, 2005

The undersigned, as representatives of the several underwriters, have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering.

Thank you for your attention to this matter.

Very truly yours, Wachovia Capital Markets, LLC D.A. Davidson & Co. Piper Jaffray & Co. As representatives of the several underwriters
By:	Wachovia Capital Markets, LLC

By:	/s/ MARK E. WAXMAN
	Name:	Mark E. Waxman
	Title:	Director